SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           |X| Form 20-F |_| Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 |_| Yes   |X| No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 31, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELBIT SYSTEMS LTD.

                                          (Registrant)


                                          By: /s/ Ilan Pacholder
                                              ----------------------------------
                                          Name:  Ilan Pacholder
                                          Title: Corporate Secretary

Dated:  August 1, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.       DESCRIPTION

        1.            Press release dated July 31, 2005.

                                    EXHIBIT 1

                              AHARON BETH-HALACHMI
                 RESIGNS FROM ELBIT SYSTEMS' BOARD OF DIRECTORS

HAIFA, JULY 31, 2005 - ELBIT SYSTEMS LTD. (NASDAQ:ESLT) (the "Company") today reported that Mr. Aharon Beth-Halachmi submitted his resignation from the Company's Board of Directors effective as of July 31, 2005. The resignation was submitted in connection with the Company's compliance with Sarbanes-Oxley Act requirements relating to independence criteria for boards of directors.

Mr. Beth- Halachmi will serve as a special advisor to the Chairman of the Company's Board of Directors.

The Company and its Board of Directors express their appreciation to Mr. Beth - Halachmi for his contribution to the Company during his service on the Board of Directors.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS:


      COMPANY CONTACT                                     IR CONTACTS

      Ilan Pacholder, Corporate Secretary and             Ehud Helft/Kenny Green
      Vice President  Finance & Capital Markets
      ELBIT SYSTEMS LTD.                                  GK INTERNATIONAL
      Tel:  972-4  831-6632                               Tel: 1-866-704-6710
      Fax: 972-4  831-6659                                Fax: 972-3-607-4711
      pacholder@elbit.co.il                               ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.